CUTLER LAW GROUP

M. Richard Cutler, Esq

Corporate Securities Law

M Gregory Cutler, Esq.

Admitted in California & Texas

Admitted in Florida

July 14, 2011

Stephen Krikorian, Accounting Branch Chief

Evan S. Jacobson, Staff Attorney

Mark P. Shuman, Branch Chief - Legal

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:

Competitive Technologies, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2010 Filed October 27, 2010

Form 10-K/A for the Fiscal Year Ended July 31, 2010 Filed March 4, 2011

Form 10-Q for the Quarterly Period Ended October 31, 2010 Filed December 15, 2010

Form 10-Q/A for the Quarterly Period Ended October 31, 2010 Filed March 4, 2011

Transition Report on Form 10-Q for the Transition Period from November 1, 2010 to December 31, 2010 Filed February 22, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 20, 2011

Form 8-Ks Filed on September 13, 2010, December 15, 2010,

February 11, 2011, March 1, 2011, April 19, 2011, and May 4, 2011

File No. 001-08696

Gentlemen and Ladies:

We are in receipt of your correspondence dated May 25, 2011, and addressed to Johnnie D. Johnson, Chief Executive Officer and Chief Financial Officer of the Company.  This letter is to request an additional extension of time in order to submit our response to comments contained in your letter of May 25.

As stated in our prior letters, we have completed our responses and amendment to Form 10-K, and are in the auditor review process.  We had anticipated filing both documents today, July 14, however this afternoon we received additional comments from our auditors that we are responding to immediately.  Our auditor advises us that they will attempt to complete review process as soon as possible.  Accordingly, we anticipate filing our response immediately upon approval by our auditor, which we have been advised should be no later than Friday, July 22, 2011 presuming no additional issues are discovered.

Please feel free to call me at any of the numbers listed on this letter if you have further questions or comments.

Best Regards,

\s\ M Gregory Cutler

M Gregory Cutler

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

www.cutlerlaw.com

Fax (800) 836-0714